Exhibit 99.1

Uxin Announces Entry into a Binding Term Sheet with Existing Investors

BEIJING, May 16, 2022 (GLOBE NEWSWIRE) — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced that it has entered into a binding term sheet with affiliates of two existing shareholders, Nio Capital and Joy Capital (collectively, the “Investors”), on May 16, 2022. Pursuant to the binding term sheet, the Investors have agreed to negotiate and potentially enter into definitive agreements with the Company for the subscription of senior convertible preferred shares for an aggregate amount of US$100 million, which is in addition to the financing transactions with the Investors of up to US$315 million announced by the Company on June 15, 2021. Pursuant to the potential transaction, the Company will issue senior convertible preferred shares to the Investors in an aggregate amount of US$100 million at a price of US$0.23377 per share (equivalent to US$0.7013 per American depositary share of the Company). The potential transaction is subject to the parties’ execution of definitive agreements and customary closing conditions to be stipulated therein. The definitive agreements are expected to be signed by June 30, 2022.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com